As filed with the Securities and Exchange Commission on January 25, 2006

Registration No. 333

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-8

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Exact name of registrant as specified in its charter)

Israel	Not Applicable
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

5 Basel Street

P.O.B. 3190

Petach Tikva, 49131 Israel

(Address, including zip code, of registrant’s principal executive offices)

SICOR Inc. Amended and Restated 1990 Stock Plan

Lemmon Company 1992 U.S. Stock Option Plan

Teva Pharmaceutical Industries 1994 Stock Option Plan (formerly the IVAX Corporation 1994 Stock Option Plan)

Teva Pharmaceuticals USA, Inc. 1996 Non-Qualified Stock Option Plan

SICOR Inc. Amended and Restated 1997 Long-Term Incentive Plan

Teva Pharmaceutical Industries 1997 Employee Stock Option Plan (formerly the IVAX Corp. 1997 Employee Stock Option Plan)

Teva Pharmaceuticals USA, Inc. Employee Stock Option Plan

Teva Pharmaceuticals USA, Inc. 1998 Non-Qualified Stock Option Plan

Teva Pharmaceutical Industries Limited Employee Stock Purchase Plan for U.S. Employees

Teva Pharmaceuticals USA, Inc. 1999 Non-Qualified Stock Option Plan

Teva Pharmaceuticals USA, Inc. 2000 Non-Qualified Stock Option Plan

Stock Option Plan for Novopharm Employees

Donald Panoz Non-Statutory Stock Option Agreement

Teva Pharmaceutical Industries Ltd., 2001 Centenary Global Stock Option Plan

Teva Pharmaceutical Industries Ltd., 2001 Stock Option Plan for Senior Employees in Israel

Teva Pharmaceutical Industries Ltd., 2002 Stock Option Plan for Employees in Israel

Teva Pharmaceutical Industries Ltd., 2003 Stock Option Plan for Employees in Israel

Teva Pharmaceutical Industries Ltd., 2004 Stock Option Plan for Employees in Israel

Teva Pharmaceutical Industries 2004 Incentive Compensation Plan (formerly the IVAX Corp. 2004 Incentive Compensation Plan)

Teva Pharmaceutical Industries Limited 2005 Omnibus Long-Term Share Incentive Plan

(Full title of the plans)

Teva Pharmaceuticals USA, Inc.

1090 Horsham Road

North Wales, Pennsylvania 19454

Attention: George S. Barrett

(215) 591-3000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

copy to:

Peter H. Jakes, Esq.

Jeffrey S. Hochman, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019-6099

(212) 728-8000

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered (1)	Amount to be Registered (2)	Proposed Maximum Offering Price per Share		Proposed Maximum Aggregate Offering Price	Amount of Registration Fee (5)
Ordinary Shares, NIS 0.1 par value, deposited as American Depositary Shares represented by American Depositary Receipts	45,807,429	$42.70	(3)	$1,955,977,218.30	$209,289.56
Ordinary Shares, NIS 0.1 par value, deposited as American Depositary Shares represented by American Depositary Receipts	1,763,101	$42.93	(4)	$75,689,925.93	$8,098.82
Ordinary Shares, NIS 0.1 par value, deposited as American Depositary Shares represented by American Depositary Receipts	1,880,869	$42.38	(4)	$79,711,228.22	$8,529.10
Ordinary Shares, NIS 0.1 par value, deposited as American Depositary Shares represented by American Depositary Receipts	2,019,000	$33.27	(4)	$67,172,130.00	$7,187.42
Ordinary Shares, NIS 0.1 par value, deposited as American Depositary Shares represented by American Depositary Receipts	1,642,495	$18.93	(4)	$31,092,430.35	$3,326.89
Ordinary Shares, NIS 0.1 par value, deposited as American Depositary Shares represented by American Depositary Receipts	6,420,645	$19.92	(4)	$127,899,248.40	$13,685.22
Ordinary Shares, NIS 0.1 par value, deposited as American Depositary Shares represented by American Depositary Receipts	8,340,778	$18.21	(4)	$151,885,567.38	$16,251.76
Total	67,874,317			$2,489,427,748.58	$266,368.77

(1)	American Depositary Shares (“ADSs”) evidenced by American Depositary Receipts (“ADRs”) issuable on deposit of ordinary shares have been registered under a separate registration statement.
(2)	The aggregate number of ordinary shares being registered represents the sum of 49,451,399 ordinary shares being registered under the Teva Pharmaceutical Industries Limited 2005 Omnibus Long-Term Share Incentive Plan, 2,019,000 ordinary shares being registered under the Teva Pharmaceutical Industries Ltd. 2004 Stock Option Plan for Employees in Israel, 1,642,495 ordinary shares being registered under the Teva Pharmaceutical Industries 2004 Incentive Compensation Plan (formerly the IVAX Corporation 2004 Incentive Compensation Plan), 6,420,645 ordinary shares being registered under the Teva Pharmaceutical Industries 1997 Employee Stock Option Plan (formerly the IVAX Corporation 1997 Employee Stock Option Plan), and 8,340,778 ordinary shares being registered under the Teva Pharmaceutical Industries 1994 Stock Option Plan (formerly the IVAX Corporation 1994 Stock Option Plan). The ordinary shares are represented by a like number of American Depositary Shares. This Registration Statement covers an indeterminate number of additional ordinary shares as may be offered or issued from time to time as a result of the antidilution protections of these incentive plans. The number of ordinary shares to be registered under the plans referenced in this footnote (2) and the number of shares previously registered under the Forms S-8 referenced in footnote (5) have been revised to reflect the stock splits effected in February 2000, December 2002 and June 2004.
(3)	Based upon the average of the high and low price of an American Depositary Receipt on January 20, 2006 on the Nasdaq National Market, pursuant to Rule 457(h) under the Securities Act of 1933, as amended, for the purpose of calculation of the registration fee. One American Depositary Share equals one ordinary share.
(4)	Based upon the price at which the options may be exercised, pursuant to Rule 457(h) under the Securities Act of 1933, as amended, for the purpose of calculation of the registration fee. One American Depositary Share equals one ordinary share.
(5)	Pursuant to Rule 429(a) of the rules and regulations under the Securities Act of 1933, as amended, the prospectuses prepared under Part I of Form S-8 also relate to (1) the 6,800,000 ordinary shares included in the Registration Statement on Form S-8, File No. 333-13108, relating to the Teva Pharmaceuticals USA, Inc. 1999 Non-Qualified Stock Option Plan, the 2000 Non-Qualified Stock Option Plan and the Stock Option Plan for Novopharm Employees, (2) the 2,472,000 ordinary shares included in the Registration Statement on Form S-8, File No. 333-09784, relating to the Teva Pharmaceuticals USA, Inc. 1996 Non-Qualified Stock Option Plan, the Teva Pharmaceuticals USA, Inc. Employee Stock Option Plan, the Teva Pharmaceuticals USA, Inc. 1998 Non-Qualified Stock Option Plan and the Teva Pharmaceutical Industries Limited Employee Stock Purchase Plan for U.S. Employees, (3) the 80,000 ordinary shares included in the Registration Statement on Form S-8, File No. 33-76594, remaining available for issuance under the Lemmon Company 1992 U.S. Stock Option Plan, (4) 1,640,800 ordinary shares included in the Registration Statement on Form S-8, File No. 333-96725, relating to the 2001 Centenary Global Stock Option Plan (with respect to 840,800 ordinary shares that may be sold under the Global Stock Option Plan to employee participants working in the United States and Canada) and the 2000 Non-Qualified Stock Option Plan (with respect to 800,000 ordinary shares), (5) 2,200,000 ordinary shares included in the Registration Statement on Form S-8, File No. 333-112930 (1,803,876 ordinary shares under the Teva Pharmaceuticals USA, Inc. 2000 Non-Qualified Stock Option Plan, and 396,124 ordinary shares under the Stock Option Plan for Novopharm Employees), (6) 4,335,772 ordinary shares included in the Registration Statement on Form S-8, File No. 333-112115, relating to the Donald Panoz Non-Statutory Stock Option Agreement, the SICOR Inc. Amended and Restated 1990 Stock Plan and the SICOR Inc. Amended and Restated 1997 Long-Term Incentive Plan, (7) 8,219,896 ordinary shares included in the Registration Statement on Form S-8, File No. 33-118978, relating to the Teva Pharmaceutical Industries Ltd., 2001 Centenary Global Stock Option Plan (reflecting 436,000 ordinary shares under the Global Stock Option Plan available for employee participants working in Israel), the Teva Pharmaceutical Industries Ltd., 2001 Stock Option Plan for Senior Employees in Israel (with respect to 3,151,296 ordinary shares), the Teva Pharmaceutical Industries Ltd., 2002 Stock Option Plan for Employees in Israel (with respect to 3,200,000 ordinary shares), the Teva Pharmaceuticals USA, Inc. 2000 Non-Qualified Stock Option Plan (with respect to 1,250,000 ordinary shares), and the Stock Option Plan for Novopharm Employees (with respect to 182,600 ordinary shares), and (8) 4,200,000 ordinary shares included in the Registration Statement on Form S-8, File No. 333-126264, relating to the Teva Pharmaceutical Industries Ltd., 2003 Stock Option Plan for Employees in Israel (with respect to 4,000,000 ordinary shares) and the Teva Pharmaceuticals USA, Inc. 2000 Non-Qualified Stock Option Plan (with respect to 200,000 ordinary shares). The ordinary shares are represented by a like number of American Depositary Shares. The 2000 Non-Qualified Stock Option Plan was amended effective as of May 12, 2003, to increase the number of ordinary shares available under the 2000 Non-Qualified Stock Option Plan to 5,600,000 and again effective August 5, 2004, to increase the number of shares available under the 2000 Non-Qualified Stock Option Plan to 6,850,000. The filing fees previously paid in connection with the registration of such ordinary shares were $23,122.66, $3,495.14, $3,133.00, $2,167.79, $6,719.25, $10,278.26, $18,613.36, and $10,242.72 respectively, based on the then applicable filing fees.

EXPLANATORY NOTES

This Registration Statement on Form S-8 incorporates by reference the Registrant’s previous Registration Statements on Form S-8 (Nos. 333-13108, 333-09784, 33-76594, 333-96725, 333-112930, 333-112115, 333-118978 and 333-126264). Any items included with these previous Registration Statements not expressly changed hereby shall be as set forth in such previous Registration Statements.

This Registration Statement registers ordinary shares in connection with the offering of ordinary share-based awards to employees of Teva and its subsidiaries and affiliates under the Teva Pharmaceutical Industries Limited 2005 Omnibus Long-Term Share Incentive Plan and the Teva Pharmaceutical Industries Ltd. 2004 Stock Option Plan for Employees in Israel. This Registration Statement also registers ordinary shares to be issued to employees of IVAX Corporation under the Teva Pharmaceutical Industries 2004 Incentive Compensation Plan (formerly the IVAX Corporation 2004 Incentive Compensation Plan), the Teva Pharmaceutical Industries 1997 Employee Stock Option Plan (formerly the IVAX Corporation 1997 Employee Stock Option Plan), and the Teva Pharmaceutical Industries 1994 Stock Option Plan (formerly the IVAX Corporation 1994 Stock Option Plan). The options granted under such IVAX Corporation plans will be converted to options to purchase Teva’s ADSs, subject to the closing of the transaction described in that certain Agreement and Plan of Merger, by and among IVAX Corporation, Teva Pharmaceutical Industries Limited, Ivory Acquisition Sub, Inc. and Ivory Acquisition Sub II, Inc, dated July, 25, 2005, as filed with the Securities and Exchange Commission on Form F-4 filed on September 2, 2005, as amended (Registration Statement No. 333-128095).

REOFFER PROSPECTUS

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

1,825,633 AMERICAN DEPOSITARY SHARES

(each representing one ordinary share, par value NIS 0.10)

This prospectus relates to the resale of up to 1,825,633 American Depositary Shares, or ADSs, of Teva Pharmaceutical Industries Limited, evidenced by American Depositary Receipts, or ADRs, each representing one ordinary share of Teva, that have been issued, or may be issued in the future, upon the exercise of options or other equity-based awards granted under Teva’s equity-based incentive plans. The ADSs may be offered for sale from time to time by certain of our stockholders, as described under the caption “Selling Stockholders.”

We will not receive any proceeds from the sale of the ADSs by the selling stockholders pursuant to this prospectus, other than the exercise price that will be paid to us upon the exercise of the awards. The selling stockholders may acquire the ADSs pursuant to grants under our equity-based incentive plans, and these stockholders may resell all, a portion, or none of the ADSs from time to time. We have paid the expenses incurred in registering the ADSs, but all selling and other expenses incurred by each of the selling stockholders will be borne by that stockholder.

The selling stockholders and participating brokers and dealers may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, in which event any profit on the sale of shares by the selling stockholders and any commissions or discounts received by those brokers or dealers may be deemed to be underwriting compensation under the Securities Act.

Our ordinary shares are traded on the Tel-Aviv Stock Exchange, and our ADSs are quoted on the Nasdaq National Market under the symbol “TEVA.” On January 24, 2006, the last reported sale price of our ADSs on the Nasdaq National Market was $40.95 per ADS.

Investing in our securities involves risks. See “ Risk Factors” beginning on page 3 of this prospectus. You should read this prospectus and any accompanying prospectus supplement carefully before you make your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 25, 2006

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. “INCORPORATED BY REFERENCE” MEANS THAT WE CAN DISCLOSE IMPORTANT INFORMATION TO YOU BY REFERRING YOU TO ANOTHER DOCUMENT FILED SEPARATELY WITH THE SEC. NEITHER WE NOR THE SELLING STOCKHOLDERS HAVE AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH DIFFERENT INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT. WE ARE NOT MAKING, NOR WILL WE MAKE, AN OFFER TO SELL SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. YOU SHOULD ASSUME THAT THE INFORMATION APPEARING IN THIS PROSPECTUS AND ANY SUPPLEMENT TO THIS PROSPECTUS IS CURRENT ONLY AS OF THE DATES ON THEIR RESPECTIVE COVERS. OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS MAY HAVE CHANGED SINCE THAT DATE. UNLESS OTHERWISE INDICATED, ALL REFERENCES TO “TEVA,” “WE,” “US” AND “OUR” REFER TO TEVA PHARMACEUTICAL INDUSTRIES LIMITED AND ITS SUBSIDIARIES, COLLECTIVELY.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

We are a global pharmaceutical company producing drugs in all major treatment categories, including both generic and proprietary pharmaceutical products. We are one of the world’s largest global generic drug companies and have the leading position in the U.S. generic market. We have successfully utilized our production and research capabilities to establish a global pharmaceutical operation focused on supplying the growing demand for generic drugs and on opportunities for proprietary branded products for specific niche categories, with our leading branded drug being Copaxone® for multiple sclerosis. Our active pharmaceutical ingredients business provides both significant revenues and profits from sales to third party manufacturers and strategic benefits to our own pharmaceutical production through its timely delivery of significant raw materials.

On July 25, 2005, Teva and Ivax Corporation (“Ivax”) jointly announced that they had signed a definitive agreement providing for the acquisition of Ivax by Teva. Under the terms of the agreement, each share of Ivax common stock will be exchanged for either $26.00 in cash or 0.8471 Teva ordinary shares (subject to proration), which trade in the United States in the form of ADSs, evidenced by American Depositary Receipts, or ADRs. Under the terms and subject to the conditions of the definitive agreement, it is anticipated that the closing of the acquisition will take place on January 26, 2006.

We were incorporated in Israel on February 13, 1944 and are the successor to a number of Israeli corporations, the oldest of which was established in 1901. Our executive offices are located at 5 Basel Street, P.O. Box 3190, Petach Tikva 49131 Israel, telephone number 972-3-926-7267.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement that we filed with the SEC. The registration statement, including the attached exhibits, contains additional relevant information about us. The rules and regulations of the SEC allow us to omit some of the information included in the registration statement from this prospectus. In addition, we file annual and special reports and other information with the SEC. You may read and copy such material at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, as well as at the SEC’s regional offices. You may also obtain copies of such material from the SEC at prescribed rates by writing to the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

The SEC maintains an Internet website at http://www.sec.gov that contains reports, proxies, information statements and other material that are filed through the SEC’s Electronic Data Gathering, Analysis and Retrieval (EDGAR) system and filed electronically with the SEC. We began filing through the EDGAR system beginning on October 31, 2002.

Our ADSs are quoted on the Nasdaq National Market under the symbol “TEVA.” You may inspect certain reports and other information concerning us at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

Information about us is also available on our website at http://www.tevapharm.com. Such information on our website is not part of this prospectus.

INCORPORATION BY REFERENCE

The rules of the SEC allow us to incorporate by reference information into this prospectus. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information.

The following documents filed with the SEC are incorporated in this prospectus by reference:

(a)	Our Annual Report on Form 20-F for the year ended December 31, 2004 (File No. 0-16174);

(b)	All Reports of Foreign Private Issuer on Form 6-K filed by the Registrant with the SEC since December 31, 2004, including its Reports on Form 6-K filed on January 4, 2005; January 18, 2005; January 26, 2005; January 31, 2005 (two reports); February 3, 2005; February 14, 2005 (three reports); February 15, 2005; February 17, 2005 (two reports); February 24, 2005; March 22, 2005; March 28, 2005; March 29, 2005; April 13, 2005; May 2, 2005; May 3, 2005; May 11, 2005; May 17, 2005, May 23, 2005, May 31, 2005, June 6, 2005 (two reports), June 16, 2005, June 22, 2005, June 27, 2005, June 28, 2005 (two reports), June 30, 2005, July 6, 2005, July 19, 2005, July 20, 2005 (two reports), July 25, 2005 (two reports), July 28, 2005, August 1, 2005, August 10, 2005, August 16, 2005 (two reports), August 18, 2005, August 25, 2005, September 6, 2005, September 14, 2005, September 20, 2005, October 6, 2005, October 11, 2005, October 12, 2005, October 19, 2005 (three reports), October 26, 2005, October 27, 2005, October 31, 2005 (two reports), November 8, 2005, November 9, 2005, November 15, 2005, November 28, 2005 (two reports), December 1, 2005, December 5, 2005, December 6, 2005, December 7, 2005 (two reports), December 13, 2005 (two reports), December 16, 2005, December 20, 2005, December 23, 2005, January 3, 2006, January 4, 2006, January 10, 2006, January 17, 2006 and January 23, 2006; and

(c)	The description of Teva’s ordinary shares, par value NIS 0.10 per share and the American Depositary Shares representing the ordinary shares, contained in the registration statement on Form F-4, filed on September 2, 2005, as amended (Registration Statement No. 333-128095).

All reports and other documents filed by Teva pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) subsequent to the date hereof and prior to the filing of a post-effective amendment which indicates that all the securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this prospectus and to be part of this prospectus from the date of filing of such reports and documents.

Any statement contained in a document incorporated or deemed to be incorporated by reference shall be deemed to be modified or superseded for purposes of this registration statement to the extent that a statement contained in this prospectus or in any other subsequently filed document which is incorporated or deemed to be incorporated by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

You may also obtain copies of these documents free of charge by contacting us at our address or telephone number set forth below:

Teva Pharmaceutical Industries Limited

5 Basel Street

P.O. Box 3190

Petach Tikva 49131 Israel

972-3-926-7267

RISK FACTORS

Before you invest in our securities, you should carefully consider the risks involved. In addition, we may include additional risk factors in a prospectus supplement to the extent there are additional risks related to the securities offered by that prospectus supplement. Accordingly, you should carefully consider the following factors, other information in this prospectus or in the documents incorporated by reference and any additional risk factors included in the relevant prospectus supplement:

Risks Associated with Teva and the Pharmaceutical Industry

Our success depends on our ability to successfully develop and commercialize additional pharmaceutical products.

Our future results of operations depend, to a significant degree, upon our ability to successfully commercialize additional generic and innovative branded pharmaceutical products. We must develop, test and manufacture generic products as well as prove that our generic products are the bio-equivalent of their branded counterparts. All of our products must meet and continue to comply with regulatory and safety standards and receive regulatory approvals; we may be forced to withdraw a product from the market if health or safety concerns arise with respect to such product. The development and commercialization process, particularly with respect to innovative products, is both time consuming and costly and involves a high degree of business risk. Our products currently under development, if and when fully developed and tested, may not perform as we expect, necessary regulatory approvals may not be obtained in a timely manner, if at all, and we may not be able to successfully and profitably produce and market such products. Delays in any part of the process or our inability to obtain regulatory approval of our products (including certain products filed by Andrx Corporation, IMPAX Laboratories Inc. and Biovail Corporation, for which we have exclusive marketing rights) could adversely affect our operating results by restricting or delaying our introduction of new products. The continuous introduction of new generic products is critical to our business.

Our revenues and profits from any particular generic pharmaceutical products decline as our competitors introduce their own generic equivalents.

Selling prices of generic drugs typically decline, sometimes dramatically, as additional companies receive approvals for a given product and competition intensifies. To the extent that we succeed in being the first to market a generic version of a significant product, and particularly if we obtain the 180-day period of market exclusivity for the U.S. market provided under the Hatch-Waxman Act, our sales, profit and profitability can be substantially increased in the period following the introduction of such product and prior to a competitor’s introduction of the equivalent product or the launch of an authorized generic. Our ability to sustain our sales and profitability on any product over time is dependent on both the number of new competitors for such product and the timing of their approvals. Our overall profitability depends, among other things, on our ability to continuously and timely introduce new products.

Our generic pharmaceutical products face intense competition from brand-name companies that sell or license their own generic products or seek to delay the introduction of generic products.

Brand-name pharmaceutical companies have taken aggressive steps to thwart competition from generic companies. In particular, brand-name companies continue to sell or license their products directly or through licensing arrangements or strategic alliances with generic pharmaceutical companies (so-called “authorized generics”). No significant regulatory approvals are required for a brand-name company to sell directly or through a third party to the generic market. Brand-name companies do not face any other significant barriers to entry into such market. In addition, such companies continually seek new ways to delay generic introduction and decrease the impact of generic competition, such as

•	filing new patent applications on drugs whose original patent protection is about to expire;

•	filing an increasing number of patent applications that are more complex and costly to challenge;

•	filing suits for patent infringement that automatically delay FDA approval;

•	filing citizens’ petitions with the FDA contesting approval of the generic version of the product due to alleged health and safety issues;

•	developing controlled-release or other “next-generation” products, which often reduces demand for the generic version of the existing product for which we are seeking approval;

•	changing product claims and product labeling; or

•	developing and marketing as over-the-counter products those branded products which are about to face generic competition.

These strategies may increase the costs and risks associated with our efforts to introduce generic products and may delay or prevent such introduction altogether.

Changes in the regulatory environment may prevent us from utilizing the exclusivity periods that are important to the success of our generic products.

The FDA’s policy regarding the award of 180-days market exclusivity to generic manufacturers who challenge patents relating to specific products continues to be the subject of extensive litigation in the United States. The FDA’s current interpretation of the Hatch-Waxman Act is to award 180 days of exclusivity to the first generic manufacturer who files a Paragraph IV certification under the Act challenging the patent of the branded product, regardless of whether the generic manufacturer was sued for patent infringement. Although the FDA’s interpretation may benefit some of the products in our pipeline, it may adversely affect others.

The Medicare Prescription Drug Act provides that the 180-day market exclusivity period provided under the Hatch-Waxman Act is only triggered by the commercial marketing of the product. However, the Medicare Act also contains forfeiture provisions which, if met, will deprive the first Paragraph IV filer of exclusivity. As a result, under certain circumstances, we may not be able to exploit our 180-day exclusivity period since it may be forfeited prior to our being able to market the product.

In addition, legal and administrative battles over triggering dates and shared exclusivities may also prevent us from fully utilizing the exclusivity periods.

If we elect to sell a generic product prior to any court decision or prior to the completion of all appellate level patent litigation, we could be subject to liabilities for damages.

At times we or our partners seek approval to market generic products before the expiration of patents for those products, based upon our belief that such patents are invalid, unenforceable, or would not be infringed by our products. As a result, we are involved in a number of patent litigations the outcome of which could materially adversely affect our business. Based upon a complex analysis of a variety of legal and commercial factors, we may, in certain circumstances, elect to market a generic product even though litigation is still pending. This could be before any court decision is rendered or while an appeal of a lower court decision is pending. To the extent we elect to proceed in this manner, we could face substantial liability for patent infringement if the final court decision is adverse to us and could be required to cease the sale of certain products. For example, we launched, and continue to sell, generic versions of Allegra®, Neurontin®, Oxycontin® and Zithromax® tablets and capsules despite the fact that appellate litigation with the branded companies was still pending. Our ability to introduce new products may depend upon our ability to successfully challenge patent rights held by branded companies.

Our sales of Copaxone® could be adversely affected by competition.

Copaxone® is our leading innovative product, from which we derive substantial revenues and profits. To date, we and our marketing partners have been successful in our efforts to establish Copaxone® as a leading therapy for multiple sclerosis and have increased our global market share among the currently available major therapies for multiple sclerosis. However, Copaxone® faces intense competition from existing products, such as Avonex®, Betaseron® and Rebif®. We may also face competition from additional products in development or a product which may be re-introduced into the market. In addition, the exclusivity protections afforded us in the United States through orphan drug status for Copaxone® expired on December 20, 2003. If our patents on Copaxone® are successfully challenged, we may also face generic competition for this product.

We are subject to government regulation that increases our costs and could prevent us from marketing or selling our products.

We are subject to extensive pharmaceutical industry regulations in the United States, Canada, the European Union, and its member states including England, Hungary, The Netherlands, France and Italy, in Israel and in other jurisdictions. We cannot predict the extent to which we may be affected by legislative and other regulatory developments concerning our products. We are also subject to various environmental laws and regulations in the jurisdictions where we have manufacturing operations.

We are dependent on obtaining timely approvals before marketing most of our products. In the United States, any manufacturer failing to comply with FDA or other applicable regulatory agency requirements may be unable to obtain approvals for the introduction of new products and, even after approval, initial product shipments may be delayed. The FDA also has the authority to revoke drug approvals previously granted and remove from the market previously approved drug products containing ingredients no longer approved by the FDA. Our major facilities, both in the United States and outside the United States, and products are periodically inspected by the FDA, which has extensive enforcement powers over the activities of pharmaceutical manufacturers, including the power to seize, force to recall and prohibit the sale or import of non-complying products, and halt operations of and criminally prosecute non-complying manufacturers.

In Europe and Israel, the manufacture and sale of pharmaceutical products is regulated in a manner substantially similar to that in the United States. Legal requirements generally prohibit the handling, manufacture, marketing and importation of any pharmaceutical product unless it is properly registered in accordance with applicable law. The registration file relating to any particular product must contain medical data related to product efficacy and safety, including results of clinical testing and references to medical publications, as well as detailed information regarding production methods and quality control. Health ministries are authorized to cancel the registration of a product if it is found to be harmful or ineffective or manufactured and marketed other than in accordance with registration conditions.

Data exclusivity provisions exist in many countries worldwide, although their application is not uniform. Similar provisions may be adopted or modified by additional countries. Data exclusivity provisions were recently modified in the European Union and adopted in Israel. In general, these exclusivity provisions prevent the approval and/or submission of generic drug applications to the health authorities for a fixed period of time following the first approval of a novel brand name product in that country. As these exclusivity provisions operate independently of patent exclusivity, they may prevent the approval and/or submission of generic drug applications for some products even after the patent protection has expired.

We may not be able to successfully identify, consummate and integrate future acquisitions, including our pending acquisition of Ivax.

In the past, we have grown, in part, through a number of significant acquisitions, including our recent acquisition of Sicor Inc. We continue to be engaged in various stages of evaluating or pursuing potential acquisitions and may in the future acquire other pharmaceutical and active pharmaceutical ingredients businesses and seek to integrate them into our own operations. In particular, we have entered into an agreement to acquire Ivax for an aggregate of approximately $7.8 billion in cash and ADSs, based on the value of our ADSs at the time of the agreement. For a more detailed discussion regarding our acquisition of Ivax, read carefully the section below entitled “Risks Associated with our Pending Merger with Ivax.”

Future acquisitions involve known and unknown risks that could adversely affect our future revenues and operating results. For example:

•	We compete with others to acquire companies. We believe that this competition has intensified and may result in decreased availability or increased prices for suitable acquisition candidates.

•	We may not be able to obtain the necessary regulatory approvals, including the approval of anti-competition regulatory bodies, in any countries in which we may seek to consummate potential acquisitions.

•	We may ultimately fail to consummate an acquisition even if we announce that we plan to acquire a company.

•	We may fail to successfully integrate our acquisitions in accordance with our business strategy.

•	Potential acquisitions may divert management’s attention away from our primary product offerings, resulting in the loss of key customers and/or personnel and expose us to unanticipated liabilities.

•	We may not be able to retain the skilled employees and experienced management that may be necessary to operate the businesses we may acquire and, if we cannot retain such personnel, we may not be able to locate or hire new skilled employees and experienced management to replace them.

•	We may purchase a company that has contingent liabilities that include, among others, known or unknown patent or product liability claims.

As a pharmaceutical company, we are susceptible to product liability claims that may not be covered by insurance, including potential claims relating to products that we previously sold or currently sell and that are not covered by insurance.

Our business inherently exposes us to claims relating to the use of our products. We sell, and will continue to sell, pharmaceutical products for which product liability insurance coverage is not available, and accordingly, we may be subject to claims that are not covered by insurance as well as claims that exceed our policy limits. Additional products for which we currently have coverage may be excluded in the future. In addition, product liability coverage for pharmaceutical companies is becoming more expensive and increasingly difficult to obtain. As a result, we may not be able to obtain the type and amount of coverage we desire. Because of the nature of these claims, we are generally not permitted under U.S. GAAP to establish reserves in our accounts for such contingencies.

Reforms in the health care industry and the uncertainty associated with pharmaceutical pricing, reimbursement and related matters could adversely affect the marketing, pricing and demand for our products.

Increasing expenditures for health care have been the subject of considerable public attention in Israel, North America and many European countries. Both private and governmental entities are seeking ways to reduce or contain health care costs. In many countries in which we currently operate, including Israel, pharmaceutical prices are subject to regulation. In the United States, numerous proposals that would effect changes in the United States health care system have been introduced or proposed in Congress and in some state legislatures. Similar activities are taking place throughout Europe. We cannot predict the nature of the measures that may be adopted or their impact on the marketing, pricing and demand for our products.

The success of our innovative products depends on the effectiveness of our patents and confidentiality agreements to defend our intellectual property rights.

Our success with our innovative products depends, in part, on our ability to protect our current and future innovative products and to defend our intellectual property rights. If we fail to adequately protect our intellectual property, competitors may manufacture and market products identical or similar to ours. We have been issued numerous patents covering our innovative products, and have filed, and expect to continue to file, patent applications seeking to protect newly developed technologies and products in various countries, including the United States. Any existing or future patents issued to or licensed by us may not provide us with any competitive advantages for our products or may even be challenged, invalidated or circumvented by competitors. In addition, such patent rights may not prevent our competitors from developing, using or commercializing products that are similar or functionally equivalent to our products.

We also rely on trade secrets, unpatented proprietary know-how, trademarks, data exclusivity and continuing technological innovation that we seek to protect, in part, by confidentiality agreements with licensees, suppliers, employees and consultants. It is possible that these agreements will be breached and we will not have adequate remedies for any such breach. Disputes may arise concerning the ownership of intellectual property or the applicability of confidentiality agreements. Furthermore, our trade secrets and proprietary technology may otherwise become known or be independently developed by our competitors or, if patents are not issued with respect to products arising from research, we may not be able to maintain the confidentiality of information relating to such products.

We have significant international operations, including in Israel, which may be adversely affected by acts of terrorism, major hostilities or adverse legislation or litigation.

Significant portions of our operations are conducted outside of the United States, and we import a substantial number of products into the United States. We may, therefore, be directly affected and denied access to our customers by a closure of the borders of the United States for any reason or as a result of other economic, political and military conditions in the countries in which our businesses are located. We may also be affected by currency exchange rate fluctuations and the exchange control regulations of such countries or other political crisis or disturbances, which impede access to our suppliers.

Our executive offices and a substantial number of our manufacturing facilities are located in Israel. Our Israeli operations are dependent upon materials imported from outside of Israel. We also export significant amounts of products from Israel. Accordingly, our operations could be materially and adversely affected by acts of terrorism or if major hostilities should occur in the Middle East or trade between Israel and its present trading partners should be curtailed, including as a result of acts of terrorism in the United States. Any such effects may not be covered by insurance.

We may be subject to legislation in Israel, primarily relating to patents and data exclusivity provisions, that would prevent us from exporting Israeli-manufactured products in a timely fashion. Additionally, the existence of third party patents in Israel, with the attendant risk of litigation, may cause us to move production outside of Israel or otherwise adversely affect our ability to export certain products from Israel. Although legislation addressing some of these problems has been proposed, we can not assure you that it will be enacted.

Because we are a foreign entity, you may have difficulties enforcing your rights under the securities offered by this prospectus.

We are an Israeli company, and most of our officers, directors or persons of equivalent position reside outside the United States. As a result, service of process on them may be difficult or impossible to effect in the United States. Furthermore, due to the fact that a substantial portion of our assets are located outside of the United States, it may be difficult to enforce judgments obtained against us or any of our directors and officers in a United States court.

Risks Associated with our Pending Merger with Ivax

We may experience difficulties in integrating Ivax’s business with our existing businesses.

The merger involves the integration of two companies that have previously operated independently. The difficulties of combining the companies’ operations include:

1.	the necessity of coordinating and consolidating geographically separated organizations, systems and facilities; and

2.	integrating our management and personnel with that of Ivax, maintaining employee morale and retaining key employees.

The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of one or more of the combined company’s businesses and the loss of key personnel. The diversion of management’s attention and any delays or difficulties encountered in connection with the merger and the integration of the two companies’ operations could have an adverse effect on the business, results of operations, financial conditions or prospects of the combined company after the merger.

Achieving the anticipated benefits of the merger will depend in part upon whether we can integrate Ivax’s businesses in an efficient and effective manner. We may not accomplish this integration process smoothly or successfully. If management is unable to successfully integrate the operations of the two companies, the anticipated benefits of the pending merger may not be realized.

We may not achieve the revenue and cost synergies we have anticipated for the combined company.

Our rationale for the merger is, in part, predicated on the projected ability of the combined company to realize certain revenue and cost synergies. Achieving these synergies is dependent upon a number of factors, some of which are beyond our control. These synergies may not be realized in the amount or time frame that we currently anticipate.

Charges to earnings resulting from the merger could have a material adverse impact on the combined company’s results of operations.

In accordance with United States generally accepted accounting principles, the combined company will allocate the total purchase price of the merger to Ivax’s net tangible assets, amortizable intangible assets, intangible assets with indefinite lives and in-process research and development, based on their fair values as of the date of completion of the merger. The combined company will record the excess of the purchase price over those fair values as goodwill. The portion of the estimated purchase price allocated to in-process research and development will be expensed by the combined company in the quarter in which the merger is completed. The preliminary estimate of the amount to be expensed in the quarter in which the merger is completed related to in-process research and development is $1,300 million. The combined company will incur additional depreciation and amortization expense over the useful lives of certain of the net tangible and intangible assets acquired in connection with the merger. Annual amortization of intangible assets of Ivax, currently estimated at $28.4 million for 2006, will result in an estimated increase in amortization expense of $71.6 million on an annual basis. In addition, to the extent the value of goodwill or intangible assets becomes impaired in the future, the combined company may be required to incur material charges relating to the impairment of those assets. These amortization and in-process research and development and potential impairment charges could have a material impact on the combined company’s results of operations.

FORWARD-LOOKING STATEMENTS

Our disclosure and analysis in this prospectus contain or incorporate by reference some forward-looking statements. Forward-looking statements describe our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. Such statements may include words such as “anticipate”, “estimate”, “expect”, “project”, “intend”, “plan”, “believe” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these statements include, among other things, statements relating to:

1.	our business strategy;

2.	the development of our products;

3.	our projected capital expenditures;

4.	our liquidity; and

5.	the results of our pending acquisition of Ivax.

This prospectus contains or incorporates forward-looking statements which express the beliefs and expectations of management. Such statements are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include our ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic products, the impact of competition from brand-name companies that sell or license their own brand products under generic trade dress and at generic prices (so-called “authorized generics”) or seek to delay the introduction of generic products, regulatory changes that may prevent us from exploiting exclusivity periods, potential liability for sales of generic products prior to a final court decision, including that relating to the generic versions of Allegra®, Neurontin®, Oxycontin® and Zithromax®, the effects of competition on Copaxone® sales, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration (“FDA”), European Medicines Agency (“EMEA”) and other regulatory authority approvals, the regulatory environment and changes in the health policies and structures of various countries, our ability to successfully identify, consummate and integrate acquisitions, including risks related to our pending acquisition of Ivax, our potential exposure to product liability claims, our dependence on patent and other protections for innovative products, the fact that we have significant operations outside the United States that may be adversely affected by terrorism or major hostilities, fluctuations in currency, exchange and interest rates, operating results and other factors that are discussed in this prospectus and in our other filings made with the SEC.

Forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in our Annual Reports on Form 20-F and our 6-K reports to the SEC. Also note that we provide a cautionary discussion of risks and uncertainties under “Risk Factors” above. These are factors that we think could cause our actual results to differ materially from expected results. Other factors besides those listed here could also adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of ADSs by the selling stockholders, which may be sold under this prospectus, although the ADSs issuable upon exercise of options granted under Teva’s equity-based incentive plans will be subject to the payment to us of the option exercise price. All expenses of registration incurred in connection with this registration statement will be borne by us, but all selling and other expenses incurred by a selling stockholder will be borne by the selling stockholder.

SELLING STOCKHOLDERS

This prospectus relates to 1,825,633 ADSs issuable upon exercise of options or payment of other equity-based awards, which may be offered for sale from time to time by certain of our present officers noted below, who acquired or will acquire the ADSs pursuant to our equity-based incentive plans. The selling stockholders may resell all, a portion, or none of the ADSs from time to time.

Information regarding the selling stockholders, including the number of ADSs offered for sale, may change from time to time and any changed information will be set forth in a prospectus supplement to the extent required.

Name of Selling Stockholder	Position	Number of ADSs beneficially owned(1)	Number of ADSs covered by this prospectus(2)	Number of ADSs to be beneficially owned if all ADSs offered hereby are sold
George S. Barrett	Group Vice President - North America, and President and CEO - Teva North America	552,888	552,888	0
William A. Fletcher	Chairman - Teva North America	610,190	610,190	0
Marvin Samson	Group Vice President – Worldwide Injectables	158,410	158,410	0
William S. Marth	President and CEO - Teva Pharmaceuticals USA, Inc.	386,412	386,412	0
Christopher Pelloni	Vice President - Global Generic R&D	117,733	117,733	0

(1)	Based on information furnished by the respective selling stockholder as of January 9, 2006. Under applicable rules, ADSs are deemed to be beneficially owned by a person if he directly or indirectly has or shares the power to vote or dispose of the ADSs, whether or not he has any economic interest with respect to the ADSs. Includes ADSs beneficially owned by members of the immediate families of the selling stockholders residing in their homes and also includes all ADSs issuable upon the exercise or distribution of options or awards granted under Teva’s equity-based incentive plans, whether or not exercisable or vested as of, or within 60 days of, the date of this prospectus. For purposes of the number of ADSs beneficially owned by William S. Marth, such number includes 59,541 ADSs subject to options or acquired under our Employee Stock Purchase Plan, and beneficially owned by his wife, Judith M. Marth (a/k/a Judith Milford), as to which Mr. Marth disclaims any beneficial ownership.
(2)	Includes all ADSs issuable upon the exercise of options or payment of awards granted under Teva’s equity-based incentive plans, including the employee stock purchase plan, whether or not exercisable or vested as of, or within 60 days of, the date of this prospectus.

Any selling stockholder may from time to time sell under this prospectus any or all of the ADSs owned by him. Because the selling stockholder is not obligated to sell any or all of the ADSs held by him, we cannot estimate the number of ADSs that the selling stockholder will beneficially own after this offering.

PLAN OF DISTRIBUTION

The selling stockholders may sell the ADSs covered by this prospectus on the Nasdaq National Market, on any stock exchange on which the ADSs may be listed at the time of sale or otherwise, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the ADSs may be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933, as amended (the “Securities Act”). Any discounts, commissions, concessions or profit they make on any resale of the ADSs may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling stockholders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M.

In addition, any ADSs covered by this prospectus which qualify for sale pursuant to Rule 144 of the Securities Act may be sold under those rules rather than pursuant to this prospectus. Additional information related to the selling stockholders and the Plan of Distribution may be provided in one or more supplemental prospectuses.

DESCRIPTION OF ORDINARY SHARES

Description of Ordinary Shares

The par value of Teva ordinary shares is NIS 0.10 per share, and all issued and outstanding ordinary shares are fully paid and non-assessable. Holders of paid-up ordinary shares are entitled to participate equally in the payment of dividends and other distributions and, in the event of liquidation, in all distributions after the discharge of liabilities to creditors.

Teva’s board of directors may declare interim dividends and propose the final dividend with respect to any fiscal year out of profits available for dividends after statutory appropriation to capital reserves. Declaration of a final dividend (not exceeding the amount proposed by the board) requires shareholder approval through the adoption of an ordinary resolution. Dividends are declared in NIS. All ordinary shares represented by the ADRs will be issued in registered form only. Ordinary shares do not entitle their holders to preemptive rights.

Voting is on the basis of one vote per share. An ordinary resolution (for example, resolutions for the approval of final dividends and the appointment of auditors) requires the affirmative vote of a majority of the shares voting in person or by proxy. Certain resolutions (for example, resolutions amending the articles of association and authorizing changes in the rights of shareholders) require the affirmative vote of at least 75% of the shares voting in person or by proxy, and certain amendments of the articles of association require the affirmative vote of at least 85% of the shares voting in person or by proxy, unless a lower percentage shall have been established by the board of directors, approved by three-quarters of those persons voting, at a meeting of the board of directors which shall have taken place prior to that general meeting.

Meetings of Shareholders

Under the Israeli Companies Law, Teva is required to hold an annual meeting every year no later than fifteen months after the previous annual meeting. In addition, Teva is required to hold a special meeting:

•	at the direction of the board of directors;

•	if so requested by two directors or one-fourth of the serving directors; or

•	upon the request of one or more shareholders who have at least 5% of the voting rights.

If the board of directors receives a demand to convene a special meeting, it must publicly announce the scheduling of the meeting within 21 days after the demand was delivered. The meeting must then be held no later than 35 days after the notice was made public.

The agenda at an annual meeting is determined by the board of directors. The agenda must also include proposals for which the convening of a special meeting was demanded, as well as any proposal requested by one or more shareholders who hold no less than 1% of the voting rights, as long as the proposal is one suitable for discussion at an annual meeting.

A notice of an annual meeting must be made public and delivered to every shareholder registered in the shareholders register at least 30 days before the meeting is convened. The shareholders entitled to participate and vote at the meeting are the shareholders as of the record date set in the decision to convene the meeting, provided that the record date is not more than 40 days, and not less than 28 days, before the date of the meeting, provided that notice of the general meeting was published prior to the record date.

Under the Israeli Companies Law, a shareholder who intends to vote at a meeting must demonstrate that he owns shares in accordance with certain regulations. Under these regulations, a shareholder whose shares are registered with a member of the Tel Aviv Stock Exchange must provide Teva with an authorization from such member regarding his ownership as of the record date.

Right of Non-Israeli Shareholders to Vote

Neither Teva’s memorandum nor its articles of association, nor the laws of the State of Israel restrict in any way the ownership or voting of Teva’s ordinary shares by nonresidents or persons who are not citizens of Israel, except with respect to citizens or residents of countries that are in a state of war with Israel.

Change of Control

Under the Israeli Companies Law, a merger generally requires approval by the board of directors and by the shareholders of each of the merging companies. In approving a merger, the board of directors must determine that there is no reasonable expectation that, as a result of the merger, the merged company will not be able to meet its obligations to its creditors. Creditors may also seek a court order to enjoin or delay the merger if there is an expectation that the merged company will not be able to meet its obligations to its creditors. A court may also issue other instructions for the protection of the creditors’ rights in connection with a merger.

Under the Israeli Companies Law, an acquisition of shares in a public company must be made by means of a purchase offer to all shareholders if as a result of the acquisition the purchaser would become a 25% shareholder of the company. This rule does not apply if there is already another 25% shareholder of the company.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

Set forth below is a summary of the deposit agreement, as amended, among Teva, The Bank of New York as depositary, which we refer to as the depositary, and the holders from time to time of ADRs. This summary is not complete and is qualified in its entirety by the deposit agreement, a copy of which has been filed as an exhibit to the Registration Statement on Form F-6 filed with the SEC on October 6, 2005. Additional copies of the deposit agreement are available for inspection at the corporate trust office of the depositary, 101 Barclay Street, New York, New York 10286.

American Depositary Receipts

ADRs evidencing a specified number of ADSs are issuable by the depositary pursuant to the deposit agreement. Each ADS represents one ordinary share of Teva deposited with the custodian.

Deposit and Withdrawal of Ordinary Shares

The depositary has agreed that, upon deposit with the custodian of ordinary shares of Teva accompanied by an appropriate instrument or instruments of transfer or endorsement in form satisfactory to the custodian and any certificates as may be required by the depositary or the custodian, the depositary will execute and deliver at its corporate trust office, upon payment of the fees, charges and taxes provided in the deposit agreement, to or upon the written order of the person or persons entitled thereto, an ADR registered in the name of such person or persons for the number of ADSs issuable with respect to such deposit.

Every person depositing ordinary shares under the deposit agreement shall be deemed to represent and warrant that such ordinary shares are validly issued, fully paid, non-assessable ordinary shares and that such person is duly authorized to make such deposit, and the deposit of such ordinary shares or sale of ADRs by that person is not restricted under the Securities Act.

Upon surrender of ADRs at the corporate trust office of the depositary, and upon payment of the fees provided in the deposit agreement, ADR holders are entitled to delivery to them or upon their order at the principal office of the custodian or at the corporate trust office of the depositary of certificates representing the ordinary shares and any other securities, property or cash that the surrendered ADRs evidence the right to receive. Delivery to the corporate trust office of the depositary shall be made at the risk and expense of the ADR holder surrendering ADRs.

The depositary may execute and deliver ADRs prior to the receipt of ordinary shares or “pre-release.” The depositary may deliver ordinary shares upon the receipt and cancellation of ADRs that have been pre-released, whether or not such cancellation is prior to the termination of such pre-release or the depositary knows that such ADR has been pre-released. Each pre-release will be:

•	accompanied by a written representation from the person to whom ordinary shares or ADRs are to be delivered that such person, or its customer, owns the ordinary shares or ADRs to be remitted, as the case may be;

•	at all times fully collateralized with cash or such other collateral as the depositary deems appropriate;

•	terminable by the depositary with no more than five business days’ notice; and

•	subject to such further indemnities and credit regulations as the depositary deems appropriate.

The number of ADRs outstanding at any time as a result of pre-releases will not normally exceed 30% of the receipts outstanding with the depositary; provided, however, that the depositary reserves the right to change or disregard such limit from time to time as it deems appropriate.

Dividends, Other Distributions and Rights

The depositary shall convert or cause to be converted into U.S. dollars, to the extent that in its judgment it can reasonably do so and transfer the resulting U.S. dollars to the United States, all cash dividends and other cash distributions denominated in a currency other than U.S. dollars that it receives in respect of the deposited ordinary shares, and to distribute the amount received, net of any fees of the depositary and expenses incurred by the depositary in connection with conversion, to the holders of ADRs. The amount distributed will be reduced by any amounts to be withheld by Teva or the depositary for applicable taxes, net of expenses of conversion into U.S. dollars. If the depositary determines that any foreign currency received by it cannot be so converted on a reasonable basis and transferred, or if any required approval or license of any government or agency is denied or not obtained within a reasonable period of time, the depositary may distribute such foreign currency received by it or hold such foreign currency uninvested and without liability for interest thereon for the respective accounts of the ADR holders. If any conversion of foreign currency, in whole or in part, cannot be effected for distribution to some of the holders of ADRs entitled thereto, the depositary may make such conversion and distribution in U.S. dollars to the extent permissible to such holders of ADRs and may distribute the balance of the currency received by the depositary to, or hold such balance uninvested and without liability for interest thereon for the respective accounts of such holders of ADRs.

If any distribution upon any ordinary shares deposited or deemed deposited under the deposit agreement consists of a dividend in, or free distribution of, additional ordinary shares, the depositary shall, only if Teva so requests, distribute to the holders of outstanding ADRs, on a pro rata basis, additional ADRs that represent the number of additional ordinary shares received as such dividend or free distribution subject to the terms and conditions of the deposit agreement and net of any fees and expenses of the depositary. In lieu of delivering fractional ADRs in the event of any such distribution, the depositary will sell the amount of additional ordinary shares represented by the aggregate of such fractions and will distribute the net proceeds to holders of ADRs. If additional ADRs are not so distributed, each ADR shall thereafter also represent the additional ordinary shares distributed together with the ordinary shares represented by such ADR prior to such distribution.

If Teva offers or causes to be offered to the holders of ordinary shares any rights to subscribe for additional ordinary shares or any rights of any other nature, the depositary, after consultation with Teva, shall have discretion as to the procedure to be followed in making such rights available to holders of ADRs or in disposing of such rights for the benefit of such holders and making the net proceeds available to such holders or, if the depositary may neither make such rights available to such holders nor dispose of such rights and make the net proceeds available to such holders, the depositary shall allow the rights to lapse; provided, however, that the depositary will, if requested by Teva, take action as follows:

•	if at the time of the offering of any rights the depositary determines in its discretion that it is lawful and feasible to make such rights available to all holders of ADRs or to certain holders of ADRs but not other holders of ADRs, the depositary may distribute to any holder of ADRs to whom it determines the distribution to be lawful and feasible, on a pro rata basis, warrants or other instruments therefor in such form as it deems appropriate; or

•	if the depositary determines in its discretion that it is not lawful and feasible to make such rights available to certain holders of ADRs, it may sell the rights, warrants or other instruments in proportion to the number of ADRs held by the holder of ADRs to whom it has determined it may not lawfully or feasibly make such rights available, and allocate the net proceeds of such sales (net of the fees of the depositary and all taxes and governmental charges) for the account of such holders of ADRs otherwise entitled to such rights, warrants or other instruments, upon an averaged or other practical basis without regard to any distinctions among such holders of ADRs because of exchange restrictions or the date of delivery of any ADR or otherwise.

The depositary shall not be responsible for any failure to determine that it may be lawful and feasible to make such rights available to holders of ADRs in general or any holder in particular.

If a holder of ADRs requests the distribution of warrants or other instruments in order to exercise the rights allocable to the ADSs of such holder, the depositary will make such rights available to such holder upon written notice from Teva to the depositary that Teva has elected in its sole discretion to permit such rights to be exercised and such holder has executed such documents as Teva has determined in its sole discretion are reasonably required under applicable law. Upon instruction pursuant to such warrants or other instruments to the depositary from such holder to exercise such rights, upon payment by such holder to the depositary for the account of such holder of an amount equal to the purchase price of the ordinary shares to be received upon the exercise of the rights, and upon payment of the fees of the depositary as set forth in such warrants or other instruments, the depositary shall, on behalf of such holder, exercise the rights and purchase the ordinary shares, and Teva shall cause the ordinary shares so purchased to be delivered to the depositary on behalf of such holder. As agent for such holder, the depositary will cause the ordinary shares so purchased to be deposited under the deposit agreement, and shall issue and deliver to such holder legended ADRs, restricted as to transfer under applicable securities laws.

The depositary will not offer to the holders of ADRs any rights to subscribe for additional ordinary shares or rights of any other nature, unless and until such a registration statement is in effect with respect to the rights and the securities to which they relate, or unless the offering and sale of such securities to the holders of such ADRs are exempt from registration under the provisions of the Securities Act and an opinion of counsel satisfactory to the depositary and Teva has been obtained.

If the depositary determines that any distribution of property is subject to any tax or other governmental charge that the depositary is obligated to withhold, the depositary may by public or private sale in Israel dispose of all or a portion of such property in such amounts and in such manner as the depositary deems necessary and practicable to pay any such taxes or charges, and the depositary will distribute the net proceeds of any such sale and after deduction of any taxes or charges to the ADR holders entitled thereto.

Upon any change in nominal value, change in par value, split-up, consolidation or any other reclassification of ordinary shares, or upon any recapitalization, reorganization, merger or consolidation or sale of assets affecting Teva or to which it is a party, any securities that shall be received by the depositary or the custodian in exchange for or in conversion of or in respect of ordinary shares shall be treated as newly deposited ordinary shares under the deposit agreement, and ADRs shall thenceforth represent the new ordinary shares so received in respect of ordinary shares, unless additional ADRs are delivered or the depositary calls for the surrender of outstanding ADRs to be exchanged for new ADRs.

Record Dates

Whenever any cash dividend or other cash distribution shall become payable, any distribution other than cash shall be made or rights shall be issued with respect to the ordinary shares, or whenever for any reason the depositary causes a change in the number of ordinary shares that are represented by each ADR, or whenever the depositary shall receive notice of any meeting of holders of ordinary shares, the depositary shall fix a record date after consultation with Teva if such record date is different from the record date applicable to the shares, provided that the record date established by Teva or the depositary shall not occur on a day on which the shares or ADRs are not traded in Israel or the United States:

•	for the determination of the holders of ADRs who shall be:

•	entitled to receive such dividend, distribution or rights, or the net proceeds of the sale, or

•	entitled to give instructions for the exercise of voting rights at any such meeting; or

•	on or after which each ADS will represent the changed number of ordinary shares.

Reports and Other Communications

Teva will furnish to the depositary and the custodian all notices of shareholders’ meetings and other reports and communications that are made generally available to the holders of ordinary shares and English translations of the same. The depositary will make such notices, reports and communications available for inspection by ADR holders at its corporate trust office when furnished by Teva pursuant to the deposit agreement and, upon request by Teva, will mail such notices, reports and communications to ADR holders at Teva’s expense.

Voting of the Underlying Ordinary Shares

Upon receipt of notice of any meeting or solicitation of consents or proxies of holders of ordinary shares, if requested in writing, the depositary shall, as soon as practicable thereafter, mail to the ADR holders a notice containing:

•	such information as is contained in the notice received by the depositary; and

•	a statement that the holders of ADRs as of the close of business on a specified record date will be entitled, subject to applicable law and the provisions of Teva’s memorandum and articles of association, as amended, to instruct the depositary as to the exercise of voting rights, if any, pertaining to the amount of ordinary shares represented by their respective ADSs.

Upon the written request of an ADR holder on such record date, received on of before the date established by the depositary for such purpose, the depositary shall endeavor, insofar as is practicable and permitted under applicable law and the provisions of Teva’s memorandum and articles of association, as amended, to vote or cause to be voted the amount of ordinary shares represented by the ADRs in accordance with the instructions set forth in such request. If no instructions are received by the depositary from a holder of an ADR, the depositary shall give a discretionary proxy for the ordinary shares represented by such holder’s ADR to a person designated by Teva.

Amendment and Termination of the Deposit Agreement

The form of the ADRs and the terms of the deposit agreement may at any time be amended by written agreement between Teva and the depositary. Any amendment that imposes or increases any fees or charges (other than taxes or other governmental charges), or that otherwise prejudices any substantial existing right of holders of ADRs shall, however, not become effective until the expiration of three months after notice of such amendment has been given to the holders of outstanding ADRs. Every holder of an ADR at the time such amendment becomes effective will be deemed, by continuing to hold such ADR, to consent and agree to such amendment and to be bound by the deposit agreement as amended thereby. In no event will any amendment impair the right of any ADR holder to surrender the ADRs held by such holder and receive therefore the underlying ordinary shares and any other property represented thereby, except in order to comply with mandatory provisions of applicable law.

Whenever so directed by Teva, the depositary has agreed to terminate the deposit agreement by mailing notice of such termination to the holders of all ADRs then outstanding at least 30 days prior to the date fixed in such notice for such termination. The depositary may likewise terminate the deposit agreement if at any time 60 days shall have expired after the depositary shall have delivered to the holders of all ADRs then outstanding and Teva a written notice of its election to resign and a successor depositary shall not have been appointed and accepted its appointment.

If any ADRs remain outstanding after the date of termination, the depositary thereafter will discontinue the registration of transfers of ADRs, will suspend the distribution of dividends to the holders and will not give any further notices or perform any further acts under the deposit agreement, except:

•	the collection of dividends and other distributions;

•	the sale of rights and other property; and

•	the delivery of ordinary shares, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for surrendered ADRs, subject to the terms of the deposit agreement.

At any time after the expiration of one year from the date of termination, the depositary may sell the underlying ordinary shares and hold uninvested the net proceeds, together with any cash then held by it under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the holders of ADRs that have not theretofore surrendered their ADRs and such holders shall become general creditors of the depositary with respect to such net proceeds. After making such sale, the depositary shall be discharged from all obligations under the deposit agreement, except to account for net proceeds and other cash (after deducting fees of the depositary) and except for obligations for indemnification set forth in the deposit agreement. Upon the termination of the deposit agreement, Teva will also be discharged from all obligations thereunder, except for certain obligations to the depositary.

Charges of Depositary

Teva will pay the fees, reasonable expenses and out-of-pocket charges of the depositary and those of any registrar only in accordance with agreements in writing entered into between the depositary and Teva from time to time. The following charges shall be incurred by any party depositing or withdrawing ordinary shares or by any party surrendering ADRs or to whom ADRs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by Teva or an exchange of stock regarding the ADRs or deposited ordinary shares or a distribution of ADRs pursuant to the terms of the deposit agreement):

•	the fees of the depositary for the execution and delivery, transfer, or surrender of ADRs, or the making of any cash distribution, pursuant to the deposit agreement;

•	any applicable taxes and other governmental charges;

•	any applicable transfer or registration fees;

•	certain cable, telex and facsimile transmission charges as provided in the deposit agreement;

•	any expenses incurred in the conversion of foreign currency;

•	a fee of $5.00 or less per 100 ADRs (or a portion of such amount of ADRs) for the delivery of ADRs in connection with the deposit of ordinary shares or distributions on ordinary shares on the surrender of ADRs; and

•	a fee not in excess of $1.50 or less per certificate for an ADR or ADRs for transfers made pursuant to the deposit agreement.

The depositary may own and deal in any class of securities of Teva and its affiliates and in ADRs.

Liability of Holders for Taxes, Duties or Other Charges

Any tax or other governmental charge with respect to ADRs or any deposited ordinary shares represented by any ADR shall be payable by the holder of such ADR to the depositary. The depositary may refuse to effect transfer of such ADR or any withdrawal of deposited ordinary shares represented by such ADR until such payment is made, and may withhold any dividends or other distributions or may sell for the account of the holder any part or all of the deposited ordinary shares represented by such ADR and may apply such dividends or distributions or the proceeds of any such sale in payment of any such tax or other governmental charge and the holder of such ADR shall remain liable for any deficiency.

Transfer of American Depositary Receipts

The ADRs are transferable on the books of the depositary, except during any period when the transfer books of the depositary are closed, or if any such action is deemed necessary or advisable by the depositary or Teva at any time or from time to time because of any requirement of law or of any government or governmental body or commission or under any provision of the deposit agreement. The surrender of outstanding ADRs and withdrawal of deposited ordinary shares may not be suspended subject only to:

•	temporary delays caused by closing the transfer books of the depositary or Teva, the deposit of ordinary shares in connection with voting at a shareholders’ meeting or the payment of dividends;

•	the payment of fees, taxes and similar charges; and

•	compliance with the United States or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of the deposited ordinary shares.

The depositary shall not knowingly accept for deposit under the deposit agreement any ordinary shares required to be registered under the provisions of the Securities Act, unless a registration statement is in effect as to such ordinary shares. As a condition to the execution and delivery, registration of transfer, split-up, combination or surrender of any ADR or withdrawal of ordinary shares, the depositary, the custodian or the registrar may require payment from the person presenting the ADR or the depositor of the ordinary shares of a sum sufficient to reimburse it for any tax or other governmental charge and any stock transfer or registration fee with respect thereto, payment of any applicable fees payable by the holders of ADRs, may require the production of proof satisfactory to the depositary as to the identity and genuineness of any signature and may also require compliance with any regulations the depositary may establish consistent with the provisions of the deposit agreement. The depositary may refuse to execute and deliver ADRs, register the transfer of any ADR or make any distribution on, or related to, ordinary shares until it or the custodian has received proof of citizenship or residence, exchange control approval or other information as it may deem necessary or proper. Holders of ADRs may inspect the transfer books of the depositary at any reasonable time, provided, that such inspection shall not be for the purpose of communicating with holders of ADRs in the interest of a business or object other than Teva’s business or a matter related to the deposit agreement or ADRs.

General

Neither the depositary nor Teva nor any of their directors, officers, employees, agents or affiliates will be liable to the holders of ADRs if by reason of any present or future law or regulation of the United States or any other country or of any government or regulatory authority or any stock exchange, any provision, present or future, of Teva’s memorandum and articles of association, as amended, or any circumstance beyond its control, the depositary or Teva or any of their respective directors, employees, agents or affiliates is prevented or delayed in performing its obligations or exercising its discretion under the deposit agreement or is subject to any civil or criminal penalty on account of performing its obligations. The obligations of Teva and the depositary under the deposit agreement are expressly limited to performing their obligations specifically set forth in the deposit agreement without negligence or bad faith.

EXPERTS

The consolidated financial statements of Teva as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004, incorporated in this prospectus by reference to Teva’s Annual Report on Form 20-F for the year ended December 31, 2004, have been so incorporated in reliance on the audit report of Kesselman & Kesselman, an independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Ivax at December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, included in Teva Pharmaceutical Industries Limited’s Report of Foreign Issuer filed on December 16, 2005 (Form 6-K), which is referred to and incorporated by reference in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report appearing therein, and are incorporated by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS

The validity of the Teva ordinary shares and ADSs that may be sold pursuant to this prospectus will be passed upon for Teva by Tulchinsky-Stern & Co. and Willkie Farr & Gallagher LLP, Israeli and U.S. counsel, respectively, to Teva.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. INCORPORATION OF DOCUMENTS BY REFERENCE.

The following documents filed with the SEC are incorporated herein by reference:

(a)	Our Annual Report on Form 20-F for the year ended December 31, 2004 (File No. 0-16174);

(b)	All Reports of Foreign Issuer on Form 6-K filed by the Registrant with the SEC since December 31, 2004, including its Reports on Form 6-K filed on January 4, 2005; January 18, 2005; January 26, 2005; January 31, 2005 (two reports); February 3, 2005; February 14, 2005 (three reports); February 15, 2005; February 17, 2005 (two reports); February 24, 2005; March 22, 2005; March 28, 2005; March 29, 2005; April 13, 2005; May 2, 2005; May 3, 2005; May 11, 2005; May 17, 2005, May 23, 2005, May 31, 2005, June 6, 2005 (two reports), June 16, 2005, June 22, 2005, June 27, 2005, June 28, 2005 (two reports), June 30, 2005, July 6, 2005, July 19, 2005, July 20, 2005 (two reports), July 25, 2005 (two reports), July 28, 2005, August 1, 2005, August 10, 2005, August 16, 2005 (two reports), August 18, 2005, August 25, 2005, September 6, 2005, September 14, 2005, September 20, 2005, October 6, 2005, October 11, 2005, October 12, 2005, October 19, 2005 (three reports), October 26, 2005, October 27, 2005, October 31, 2005 (two reports), November 8, 2005, November 9, 2005, November 15, 2005, November 28, 2005 (two reports), December 1, 2005, December 5, 2005, December 6, 2005, December 7, 2005 (two reports), December 13, 2005 (two reports), December 16, 2005, December 20, 2005, December 23, 2005, January 3, 2006, January 4, 2006, January 10, 2006, January 17, 2006 and January 23, 2006; and

(c)	The description of Teva’s ordinary shares, par value NIS 0.1 per share and the American Depositary Shares representing the ordinary shares, contained in the Registration Statement on Form F-4, filed on September 2, 2005, as amended (Registration Statement No. 333-128095).

All reports and other documents filed by the Registrant pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) subsequent to the date hereof and prior to the filing of a post-effective amendment which indicates that all the securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents.

Any statement contained in a document incorporated or deemed to be incorporated by reference shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which is incorporated or deemed to be incorporated by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

You may obtain copies of these documents free of charge by contacting us at our address or telephone number set forth below:

Teva Pharmaceutical Industries Limited

5 Basel Street

P.O. Box 3190

Petach Tikva 49131 Israel

972-3-926-7267

Attn: Corporate Secretary

Item 4. DESCRIPTION OF SECURITIES.

Not Applicable.

Item 5. INTERESTS OF NAMED EXPERTS AND COUNSEL.

Not Applicable.

Item 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Part Six, Chapter Three of Israel’s Companies Law 5759-1999 includes the following sections relating to indemnification and insurance of its “office holders” (as defined in section 1 of the Israeli Companies Law, and which we refer to hereinafter as officers):

“Article Three: Exemption, Indemnification and Insurance

Company’s power to grant exemption, indemnification and insurance

258.	(a	)	A company does not have the right to grant any of its officers exemption from his responsibility for a breach of trust toward it.

	(b	)	A company has the right to grant an officer exemption from his responsibility for a breach of the obligation of caution toward it only in accordance with the provisions of this Chapter.

	(c	)	A company has the right to insure the responsibility of its officer or to indemnify him only in accordance with the provisions of this Chapter.

Authorization to grant exemption

259.	(a	)	A company may in advance exempt its officer from all or some of his responsibility for damage due to his violation of the obligation of caution toward it, if there is a provision to that end in the Articles of Association.

(b	)	Despite the provisions in subsection (a), a company is not entitled to exempt its officer in advance from his responsibility toward it, pursuant to a breach by such officer of his obligation of caution in respect of a dividend distribution.

Permission on the matter of indemnification

260.	(a	)	If the company’s articles of association include one of the provisions specified in subsection (b), then it may indemnify its officer in respect of a liability or expense specified in paragraphs (1), (1a) and (2), with which he was charged or which he expended in consequence of an act which he performed by virtue of being its officer:

			(1)	a monetary liability imposed on him by a judgment in favor of another person, including a judgment imposed on him in a compromise or in an arbitrator’s decision that was approved by a court;

			(1a)	reasonable litigation expenses, including attorney’s fees, expended by the officer pursuant to an inquiry or a proceeding conducted in respect of such officer by an authority authorized to conduct same, which was concluded without the submission of an indictment against him and without any financial penalty being imposed on him instead of a criminal proceeding or which was concluded without the submission of an indictment against him but with a financial penalty being imposed on him instead of a criminal proceeding, in respect of a criminal act the proof of which does not require criminal intent.

In this subsection (1a):

(i) a proceeding concluded without the submission of an indictment shall mean that the relevant proceeding ended by virtue of the case against him or her being closed in accordance with the provisions of Section 62 of the Israeli Criminal Procedure Law, 1982, or by virtue of a stay of the proceedings by the Attorney General in accordance with the provisions of Section 231 of the Israeli Criminal Procedure Law, 1982; and

(ii) a financial penalty imposed instead of a criminal proceeding shall mean a monetary penalty imposed in accordance with the law instead of a criminal proceeding, including an administrative fine in accordance with the Israeli Administrative Crimes Law, 1985, a penalty for a crime that is considered a crime in respect of which a fine may be imposed, in accordance with the provisions of the Israeli Criminal Procedure Law, 1982, a monetary sanction or a fine.

			(2)	reasonable legal expenses, including attorney’s fees, which the officer incurred or with which he was charged by the Court, in a proceeding brought against him by the company, in its name or by another person, or in a criminal prosecution in which he was found innocent, or in a criminal prosecution in which he was convicted of an offense that does not require proof of criminal intent.

	(b)	The provision on indemnification in the Articles of Association can be any one of the following:

(1) a provision that permits the company to give an undertaking in advance that it will indemnify its officer, in each of the following, which we refer to as an undertaking to indemnify:

(a) as detailed in subsection (a)(1) on condition that the undertaking shall be limited to categories of events which in the Board of Directors’ opinion can be foreseen in light of the activities of the company when the undertaking to indemnify is given, and to an amount or criteria set by the Board of Directors as reasonable under the circumstances, and that in the undertaking to indemnify the events which in the Board of Directors’ opinion can be foreseen in light of the activities of the company when the undertaking to indemnify is given or mentioned, and the amount or criteria set by the Board of Directors as reasonable under the circumstances are mentioned; and

(b) as detailed in subsection a(1a) or a(2).

(2) a provision that permits the company to indemnify its officer retroactively (which we refer to hereinafter as permission to indemnify).

Insurance of liability

261.	If the company’s Articles of Association include a provision to that end, then it may enter into a contract for the insurance of an officer’s responsibility for any liability that will be imposed on him in consequence of an act which he performed by virtue of being its officer, in each of the following circumstances:

	(1)	violation of the obligation of caution towards the company or towards another person;

	(2)	breach of trust against the company, on condition that the officer acted in good faith and that he had reasonable grounds to assume that the act would not cause the company any harm;

	(3)	a monetary obligation that will be imposed on him to the benefit of another person.

Change of articles of association

262.	(a)	In a private company in which the shares are divided into classes, a decision to include a provision on exemption or indemnification in the articles of association requires—in addition to approval by the General Meeting—also approval by Class Meetings.

	(b )	In a public company, in which the officer is a controlling member as defined in section 268, the decision of the General Meeting to include a provision on exemption, indemnification or insurance in the Articles of Association requires—in addition to the majority required for a change of the Articles of Association—also approval by the shareholders who do not have a personal interest in the approval of the decision, as required in respect of an exceptional transaction under the provisions of section 275(a)(3).

Invalid provisions

263.	A provision in the Articles of Association, which permits the company to enter into a contract for the insurance of its officer; a provision in the Articles of Association or a Board of Directors decision to permit indemnification of an officer; or a provision in the articles of association that exempts an officer from responsibility toward the company for any of the following shall not be valid:

	(1)	a breach of trust, except in respect of indemnification and insurance for a breach of trust as said in section 261(2);

	(2)	a violation of the obligation of caution, which was committed intentionally or recklessly, except in the event that same was committed negligently;

	(3)	an act committed with the intention to realize a personal unlawful profit;

	(4)	a fine or monetary penalty imposed on him.

No conditions

264.	(a )	Any provision in the Articles of Association, in a contract or given in any other manner, which directly or indirectly makes the provisions of this Article conditional shall be of no effect.

	(b )	An undertaking to indemnify or to insure an officer’s responsibility in consequence of a breach of trust toward the company shall not be valid, except for a breach of trust as stated in subsection 261(2), and an officer shall not, directly or indirectly, accept such an undertaking; acceptance of a said undertaking constitutes a breach of trust.”

Teva’s officers and directors are covered by a liability insurance policy which insures them against expenses and liabilities of the type normally insured against under such policies and is in accordance with the provisions of the Israel Companies Law.

The Articles of Association of Teva, as amended, include provisions under which directors and officers of Teva are or may be insured or indemnified against liability which they may incur in their capacities as such, subject to the Israeli Companies Law.

Articles 102 through 105 of Teva’s amended Articles of Association provide as follows:

“102.	Subject to the provisions of the Law, the Company shall be entitled to engage in a contract for insurance of the liability of any officer of the Company, in whole or in part, as a result of any of the following:

(a	)	Breach of a duty of care vis-à-vis the Company or vis-à-vis another person;

(b	)	Breach of a fiduciary duty vis-à-vis the Company, provided that the officer acted in good faith and had reasonable grounds to believe that the action in question would not adversely affect the Company;

(c	)	Financial liability which shall be imposed upon said officer in favor of another person as a result of any action which was performed by said officer in his or her capacity as an officer of the Company.

103.	Subject to the provisions of the Law, the Company shall be entitled to agree in advance to indemnify any officer of the Company as a result of a liability or an expense imposed on him or her or expended by him or her as a result of any action which was performed by said officer in his or her capacity as an officer of the Company, in respect of any of the following:

(a	)	Financial liability imposed upon said officer in favor of another person by virtue of a decision by a court of law, including a decision by way of settlement or a decision in arbitration which has been confirmed by a court of law, provided that the agreement to indemnify shall be limited to events that, in the opinion of the Board of Directors of the Company, are foreseeable, in light of the Company’s activities at the time that the agreement of indemnification was given, and shall further be limited to amounts or criteria that the Board of Directors has determined to be reasonable under the circumstances, and provided further that in the agreement of indemnification the events that the Board of Directors believes to be foreseeable in light of the Company’s activities at the time that the agreement of indemnification was given are mentioned, as is the amount or criteria that the Board of Directors determined to be reasonable under the relevant circumstances.

(b	)	Reasonable litigation expenses, including attorney fees, expended by the officer as a result of an inquiry or a proceeding conducted in respect of such officer by an authority authorized to conduct same, which was concluded without the submission of an indictment against said officer and either (i) without any financial penalty being imposed on said officer instead of a criminal proceeding (as such term is defined in the Israeli Companies Law, 1999), or (ii) with a financial penalty being imposed on said officer instead of a criminal proceeding, in respect of a criminal charge which does not require proof of criminal intent.

(c) Reasonable litigation expenses, including attorney fees, which said officer shall have expended or shall have been obligated to expend by a court of law, in any proceedings which shall have been filed against said officer by or on behalf of the Company or by another person, or with regard to any criminal charge of which said officer was acquitted, or with regard to any criminal charge of which said officer was convicted which does not require proof of criminal intent.

104.	Subject to the provisions of the Law, the Company shall be entitled to indemnify any officer of the Company retroactively, for any liability or expenditure as set forth in Article 103 above, which was imposed upon said officer as a result of any action which was performed by said officer in his or her capacity as an officer of the Company.

105.	Subject to the provisions of the Law, the Company shall be entitled, in advance, to exempt any officer of the
Company from liability, in whole or in part, with regard to damage incurred as a result of the breach of duty of care vis-à-vis the Company.”

Item 7. EXEMPTION FROM REGISTRATION CLAIMED.

Not Applicable.

Item 8. EXHIBITS.

4.1	Amended and Restated Deposit Agreement, dated October 18, 2005, among Teva Pharmaceutical Industries Limited, The Bank of New York, as depository, and the holders from time to time of ADRs (incorporated by reference to Teva Pharmaceutical Industries Limited’s Registration Statement on Form F-6 (Reg. No. 333-116672))

4.2	Form of American Depositary Receipt (incorporated by reference to Teva Pharmaceutical Industries Limited’s Registration Statement on Form F-6 (Reg. No. 333-116672))

5.1	Opinion of Tulchinsky-Stern & Co.

5.2	Opinion of Willkie Farr & Gallagher LLP

23.1	Consent of Kesselman & Kesselman

23.2	Consent of Tulchinsky-Stern & Co. (included in Exhibit 5.1)

23.3	Consent of Willkie Farr & Gallagher LLP (included in Exhibit 5.2)

23.4	Consent of Ernst & Young LLP

24.1	Power of Attorney

99.1	Teva Pharmaceutical Industries Limited 2005 Omnibus Long-Term Share Incentive Plan (incorporated by reference to Teva Pharmaceutical Industries Limited’s Report of Foreign Private Issuer on Form 6-K dated June 22, 2005 (Reg. No. 000-16174))

99.2	Form of Restricted Share Unit Award Agreement under the Teva Pharmaceutical Industries Limited 2005 Omnibus Long-Term Share Incentive Plan

99.3	Form of Non-Qualified Share Option Award Agreement under the Teva Pharmaceutical Industries Limited 2005 Omnibus Long-Term Share Incentive Plan

99.4	Teva Pharmaceutical Industries Ltd. 2004 Stock Option Plan for Employees in Israel

99.5	Teva Pharmaceutical Industries 2004 Incentive Compensation Plan (formerly the IVAX Corporation 2004 Incentive Compensation Plan), (incorporated by reference to IVAX Corporation’s Definitive Proxy Statement dated May 24, 2004 (Reg. No. 001-09623))

99.6	Teva Pharmaceutical Industries 1997 Employee Stock Option Plan (formerly the IVAX Corporation 1997 Employee Stock Option Plan (incorporated by reference to IVAX Corporation’s Registration Statement on Form S-8 dated December 22, 1997) (Reg. No. 333-42997))

99.7	Teva Pharmaceutical Industries 1994 Stock Option Plan (formerly the IVAX Corporation 1994 Stock Option Plan) (incorporated by reference to IVAX Corporation’s Annual Report on Form 10-K for the year ended December 31, 1997 (Reg. No. 001-09623))

99.8	Form of Amendment No. 1 to the Teva Pharmaceutical Industries 2004 Incentive Compensation Plan (formerly the IVAX Corporation 2004 Incentive Compensation Plan)

99.9	Form of Amendment No. 1 to the Teva Pharmaceutical Industries 1997 Employee Stock Option Plan (formerly the IVAX Corporation 1997 Employee Stock Option Plan)

99.10	Form of Amendment No. 1 to the Teva Pharmaceutical Industries 1994 Stock Option Plan (formerly the IVAX Corporation 1994 Stock Option Plan)

Item 9. UNDERTAKINGS.

(a)	The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)	The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Petach Tikva, Country of Israel, on the 25th day of January, 2006.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

By:	/s/ Israel Makov
Israel Makov
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title(s)	Date
* Eli Hurvitz	Chairman	January 25, 2006

/s/ Israel Makov Israel Makov	President and Chief Executive Officer (Principal Executive Officer)	January 25, 2006

/s/ Dan S. Suesskind Dan S. Suesskind	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	January 25, 2006

* Ruth Cheshin	Director	January 25, 2006

Abraham E. Cohen	Director	________________

* Leslie L. Dan	Director	January 25, 2006

* Meir Heth	Director	January 25, 2006

* Moshe Many	Director	January 25, 2006

* Leora Meridor	Director	January 25, 2006

* Max Reis	Director	January 25, 2006

* Carlo Salvi	Director	January 25, 2006

* Michael Sela	Director	January 25, 2006

* Dov Shafir	Director	January 25, 2006

* Gabriela Shalev	Director	January 25, 2006

* David Shamir	Director	January 25, 2006

Harold Snyder	Director	_________________

/s/ George S. Barrett George S. Barrett	Authorized U.S. Representative	January 25, 2006

*By:	/s/ Dan S. Suesskind
Dan S. Suesskind
Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.
4.1	Amended and Restated Deposit Agreement, dated October 18, 2005, among Teva Pharmaceutical Industries Limited, The Bank of New York, as depository, and the holders from time to time of ADRs (incorporated by reference to Teva Pharmaceutical Industries Limited’s Registration Statement on Form F-6 (Reg. No. 333-116672))

4.2	Form of American Depositary Receipt (incorporated by reference to Teva Pharmaceutical Industries Limited’s Registration Statement on Form F-6 (Reg. No. 333-116672))

5.1	Opinion of Tulchinsky-Stern & Co.

5.2	Opinion of Willkie Farr & Gallagher LLP

23.1	Consent of Kesselman & Kesselman

23.2	Consent of Tulchinsky-Stern & Co. (included in Exhibit 5.1)

23.3	Consent of Willkie Farr & Gallagher LLP (included in Exhibit 5.2)

23.4	Consent of Ernst & Young LLP

24.1	Power of Attorney

99.1	Teva Pharmaceutical Industries Limited 2005 Omnibus Long-Term Share Incentive Plan (incorporated by reference to Teva Pharmaceutical Industries Limited’s Report of Foreign Private Issuer on Form 6-K dated June 22, 2005 (Reg. No. 000-16174))

99.2	Form of Restricted Share Unit Award Agreement under the Teva Pharmaceutical Industries Limited 2005 Omnibus Long-Term Share Incentive Plan

99.3	Form of Non-Qualified Share Option Award Agreement under the Teva Pharmaceutical Industries Limited 2005 Omnibus Long-Term Share Incentive Plan

99.4	Teva Pharmaceutical Industries Ltd. 2004 Stock Option Plan for Employees in Israel

99.5	Teva Pharmaceutical Industries 2004 Incentive Compensation Plan (formerly the IVAX Corporation 2004 Incentive Compensation Plan), (incorporated by reference to IVAX Corporation’s Definitive Proxy Statement dated May 24, 2004 (Reg. No. 001-09623))

99.6	Teva Pharmaceutical Industries 1997 Employee Stock Option Plan (formerly the IVAX Corporation 1997 Employee Stock Option Plan (incorporated by reference to IVAX Corporation’s Registration Statement on Form S-8 dated December 22, 1997) (Reg. No. 333-42997))

99.7	Teva Pharmaceutical Industries 1994 Stock Option Plan (formerly the IVAX Corporation 1994 Stock Option Plan) (incorporated by reference to IVAX Corporation’s Annual Report on Form 10-K for the year ended December 31, 1997 (Reg. No. 001-09623))

99.8	Form of Amendment No. 1 to the Teva Pharmaceutical Industries 2004 Incentive Compensation Plan (formerly the IVAX Corporation 2004 Incentive Compensation Plan)

99.9	Form of Amendment No. 1 to the Teva Pharmaceutical Industries 1997 Employee Stock Option Plan (formerly the IVAX Corporation 1997 Employee Stock Option Plan)

99.10	Form of Amendment No. 1 to the Teva Pharmaceutical Industries 1994 Stock Option Plan (formerly the IVAX Corporation 1994 Stock Option Plan)